Exhibit 99.1

ELBIT IMAGING ANNOUNCES VOLUNTARY SEC DEREGISTRATION

Tel Aviv, Israel, August 8, 2019, Elbit Imaging Ltd. (TASE, OTC US: EMITF) ("Elbit" or the "Company") announced today, that its Board of Directors approved the filing of a Form 15F with the Securities and Exchange Commission ("SEC") to voluntarily deregister its ordinary shares under Section 13(a) and Section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act"). The Company will file today the Form 15F. The Company's reporting obligations under the Exchange Act will be suspended immediately upon the filing of Form 15F and will terminate 90 days thereafter if there are no objections from the SEC.

Following the deregistration, the Company’s ordinary shares will continue to trade on the Tel Aviv Stock Exchange and, in addition, are traded on the over-the-counter (OTC) market in the U.S.

In deciding to voluntarily deregister its ordinary shares, the Company's Board of Directors considered several factors, including the low U.S. trading volume of the ordinary shares and the fact that the Company last raised proceeds in a public offering in the U.S. several years ago; the high public company costs in the U.S., including those associated with preparation and filing of the Company's periodic reports with the SEC, and the increased legal exposure that results from remaining a U.S. reporting company, which is also reflected in the increased cost of a D&O liability insurance policy for reporting companies in U.S.; the significant management time spent on U.S. regulatory compliance; and the fact that the Company's shares continue to trade on the Tel Aviv Stock Exchange, providing Company shareholders with a venue to continue trading their shares.

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) medical industries through our indirect holdings in Insightec Ltd. and Gamida Cell Ltd.; and (ii) land plots in India which are designated for sale (and which were initially designated for residential projects).

For Further Information:

Company Contact

Ron Hadassi

CEO and Chairman of the Board of Directors

Tel: +972-3-608-6048

Fax: +972-3-608-6050

ron@elbitimaging.com